Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

November 6, 2024

Mr. Nasreen Mohammed/Mr. Doug Jones Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed September 24, 2024 File No. 333-281589

Dear Mr. Mohammed/Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated October 29, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 3 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed October 18, 2024

Prospectus Summary

Voting and Other Rights of Common Stock and Super Voting Preferred Stock, page 3

1.	We note your response to prior comment 1 and revised disclosure indicating that Heather Maynard has disclaimed all interests in the 75,000 shares of Super Voting Preferred Stock previously issued to her. Please revise to provide additional background on why Ms. Maynard surrendered the shares and whether any consideration was paid for them. Additionally, it seems from your disclosure that the shares of Super Voting Preferred Stock remain “authorized and unissued” and thus could be issued at any time. If true, please restore the description of the terms of this class (e.g., regarding voting rights, convertibility, sunset provisions, etc.) in the prospectus summary and risk factor disclosure, or advise. Lastly, please revise or explain your disclosure in this section that all shares of the Super Voting Preferred Stock “are outstanding as of the date of this prospectus.”

Response: The Company has updated pages 3, 26, 36, and 86 of the Amendment in response to the Staff’s comment.

Relationship With and Separation From Society Pass, page 4

2.	While we note your response to prior comment 5 and that Heather Maynard will no longer be your controlling stockholder, it seems that she will still be your Executive Chairwoman following the offering. Please revise to discuss any relationships, agreements, or affiliations that Maynard may have with Society Pass and its affiliates, including Dennis Nguyen, and acknowledge any related conflicts of interest. Alternatively, explain to us why this disclosure is unnecessary.

Response: The Company has updated page 4 of the Amendment in response to the Staff’s comment.

General

3.	We continue to evaluate your responses to prior comment 4 and comment 18 in our letter dated September 5, 2024. To assist in our assessment, please provide additional information regarding the nature of the selling shareholders’ businesses, particularly Grit Multi-Strategies Investment Company Limited and G Bridge Global Investment Limited. In this regard, we note that your response letter dated September 23, 2024 clarifies that Creative Vision Digital Limited is, to your knowledge, not in the business of underwriting or trading securities, but it remains unclear whether Grit Multi-Strategies Investment Company Limited is associated with the Hong Kong broker dealer Grit Securities Limited. Provide information on the nature of G Bridge Global Investment Limited’s business as well, as we note that it is newly identified as a selling shareholder.

Response: Grit Multi-Strategies Investment Company Limited is wholly owned by Jue Wang, who holds minority (34%) equity interest in Grit Securities Limited, a licensed broker in Hong Kong. Grit Multi-Strategies Investment Company Limited serves as an investment vehicle for Jue Wang. G Bridge Global Investment Limited is a British Virgin Islands company, without material opertations other than engaging in investment activities, and is wholly-owned by Zhou Yuzhang.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol